Nyxoah SA

Rue Edouard Belin 12

1435 Mont-Saint-Guibert, Belgium

June 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Schwartz

Re:	Nyxoah SA Registration Statement on Form F-1 File No. 333-257000 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nyxoah SA, a limited liability company organized and existing under the laws of Belgium (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form F-1 (Registration No. 333-257000) be accelerated so that the registration statement may become effective at 4:00 p.m., Eastern time, on Wednesday, June 30, 2021, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., confirming this request. The Registrant hereby authorizes John T. Rudy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, to make such request on its behalf.

Please call John T. Rudy (617-348-3050) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with any comments or questions regarding this matter.

Very truly yours,

NYXOAH SA

/s/ Olivier Taelman
Olivier Taelman
Chief Executive Officer

cc:	Securities and Exchange Commission Julie Sherman Kevin Kuhar Margaret Schwartz Samuel Kluck

Nyxoah SA Olivier Taelman Fabian Suarez Gonzalez Robert Taub Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Jonathan L. Kravetz John T. Rudy Latham & Watkins LLP Shayne Kennedy